Exhibit 99.4

AMENDMENT NO. 3 TO

FUNDAMENTAL GLOBAL INC.

2021 EQUITY INCENTIVE PLAN

Effective Date: September 5, 2025

FG Nexus Inc., a Nevada corporation (the “Company”), formerly known as Fundamental Global Inc., adopted the 2021 Equity Incentive Plan (as amended from time to time, the “Plan”) on October 1, 2021. Effective as of May 16, 2023, Amendment No. 1 to the Plan increased the number of shares of common stock, par value $0.001 per share (the “Shares”), of the Company reserved under the Plan from 60,000 shares (as adjusted to reflect a one (1)-for-twenty-five (25) reverse stock split (the “Reverse Stock Split”) that became effective on October 31, 2024) to 80,000 shares (as adjusted to reflect the Reverse Stock Split). Amendment No. 2 to the Plan, dated December 19, 2024, increased the number of Shares reserved under the Plan from 80,000 Shares to 180,000 Shares.

The Board of Directors of the Company (the “Board”) may, with stockholder approval, amend the Plan to increase the number of authorized Shares reserved for issuance under the Plan.

The Board, having obtained the requisite stockholder approval, has determined that it is advantageous to the Company and necessary to attract and retain the best available personnel to amend the Plan to increase the number of Shares reserved for issuance under the Plan.

Now, therefore, the Plan is hereby amended as follows:

1. Sections 3(a) of the Plan shall be amended and restated as follows:

“a. Shares Available for Awards. The maximum number of Shares that may be granted pursuant to Awards under the Plan shall be 10,000,000 Shares. All of the Shares authorized for grant under the Plan may be issued pursuant to Incentive Stock Options. Shares issued or delivered pursuant to an Award may be authorized but unissued Shares, treasury Shares, including Shares purchased in the open market, or a combination of the foregoing. The aggregate number of Shares available for issuance or delivery under the Plan shall be subject to adjustment as provided in Section 14.”

Except as expressly set forth in this Amendment No. 3, all other terms and conditions set forth in the Plan shall remain in full force and effect. Each capitalized term used and not defined herein shall have the meaning set forth in the Plan.